SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 8, 2003

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure: Various materials regarding the Annual General Meeting of Shareholders to be held on Tuesday, April 29, 2003.

--------------------------------------------------------------------------------

                                     RHODIA
       A CORPORATION (SOCIETE ANONYME) WITH A CAPITAL OF 179 309 188 EUROS
                            RCS NANTERRE 352 170 161
                 REGISTERED OFFICE : 26, QUAI ALPHONSE LE GALLO
                           92100 BOULOGNE-BILLANCOURT

--------------------------------------------------------------------------------



                                NOTICE TO ATTEND

--------------------------------------------------------------------------------


Dear Sir/Madam, Dear Shareholder,

The Annual General Meeting of Rhodia is an excellent opportunity for us to meet each other, and for Rhodia managagement to bring you up to date on our business performance and on the earnings of our Group.

I very much hope that you will be able to attend the :

                     Annual General Meeting of Shareholders
                           On Tuesday, April 29, 2003
                           At 5 o'clock p.m. precisely
                          At the Hilton - Paris Suffren
                       18, avenue de Suffren - 75015 PARIS

Shareholders or their representatives may start arriving as of 4:30 o'clock p.m. A cocktail party will be organized after the meeting.

If you are unable to attend personally, you may:
o    either vote by post;
o    or be represented by your spouse or by another shareholder;
o    or authorize the Chairman of the Meeting to vote on your behalf.

Yours sincerely,

                                                           Jean-Pierre TIROUFLET
                                            Chairman and Chief Executive Officer

Contents

Administration, Management and Control .....................................page
           The Board of Directors ..........................................page
           The Executive Committee .........................................page
           The Statutory Auditors...........................................page

How to attend our General Meeting ?.........................................page

Procedure for Attending the Meeting ........................................page

           Formalities to Complete prior to attending the
           Annual General Meeting...........................................page
           Procedure for Attending the Meeting .............................page

Results at a Glance.........................................................page

Company Accounts of Rhodia in 2002..........................................page

           Audited Consolidated Profit & Loss Statements....................page
           Rhodia's Statutory Accounts :
           Results of Rhodia over the Past Five Years.......................page

Agenda of the General Meeting ..............................................page

Summary presentation of the proposed resolutions............................page
     Resolutions approved by the Board of Directors.........................page
     Resolutions non approved by the Board of Directors.....................page

Draft of the proposed resolutions...........................................page
     Resolutions approved by the Board of Directors.........................page
     Resolutions non approved by the Board of Directors.....................page

Request for Documents and Additional Information ...........................page

Administration, Management and Control
Board of Directors

                                                        (*)                                                             (*)

-    Jean-Pierre TIROUFLET                              86.953 -        Pierre LEVI                                     14.560
     Chairman and Chief Executive Officer of Rhodia                     Chairman and Chief Executive Officer
                                                                        of Faurecia
-    Jean-Marc BRUEL                                     7.967 -        Klaus MANGOLD                                      100
     Member of Aventis Supervisory Board                                Member of the Management Board  of
                                                                        DaimlerChrysler AG
-    Walter CIRILLO                                      5.000 -        Yves-Rene NANOT                                  3.000
     President of Rhodia Brazil                                         President of Ciments Francais
-    Pierre-Gilles de GENNES                               100          Edouard STERN                                     1000
     Professor at the College de France                                 Vice-President of IRR Capital
     Ecole Superieure de Physique et Chimie
-    Patrick LANGLOIS                                    8.832 -        Hubertus SULKOWSKI                                 100
     Vice-President of Aventis Management Board                         Partner of Shearman & Sterling
-    Pierre LETZELTER                                      400
                                                                        Pierre de WECK                                     100
     President of Sephora Monde                                         Member  of  the  Deutsche  Bank  Group
                                                                        Executive Committee

(*) Number of shares which are personnally held by the directors

Executive Committee

Jean-Pierre TIROUFLET(*)                                    Bernard CHAMBON(*)
Chairman and Chief Executive Officer                        Group Executive Vice- President, Human Resources
Gilles AUFFRET(*)                                           and Internal Communications
President and Chief Operating Officer                       Jean-Pierre CLAMADIEU
Jean-Julien BARONNET(*)                                     President, Pharmaceutical and Agrochemicals
Group Executive Vice-President, Commercial &                Divisions
Marketing and External Communications                       Olivier de CLERMONT-TONNERRE
Jacques BECUWE                                              President, Rhodia Silicones and Senior
President, Industrial Specialties Division                  Vice-President of the Industry & Service Division
Andre BLAZQUEZ                                              Myron GALUSKIN
President, Automotive, Electronic and Fibers                President, North America Zone
Division                                                    Alberto PEDROSA
Yves BOISDRON                                               Senior Vice-President, Purchasing
President, Asia/Pacific Zone                                Pierre PROT
Jean-Claude BRAVARD(*)                                      Senior Vice-President and Chief Financial
Group Executive Vice- President, Science,                   Officer
Innovation and Technology                                   Michel YBERT
Yves BRISSY                                                 President, Food and Consumer Care Division
Senior Vice-President and General Counsel
                                                            (*) Member of the Office of the President

Auditors and Statutory Auditors

Statutory Auditors

-  COOPERS & LYBRAND AUDIT
-  SALUSTRO REYDEL

How to Attend our General Meeting ?

                            Proxy Form to be attached

Procedure for attending the meeting

Formalities to Complete Prior to Attending and voting to the Annual General
Meeting:

To attend this Meeting personally, to vote by proxy or by post, you must provide proof of your capacity as a shareholder at the date of the Meeting. In order to do so, you must therefore:

o FOR YOUR REGISTERED SHARES be registered in a personal account at least two days prior to the date of the Meeting;
o FOR YOUR BEARER SHARES, have a certificate by the intermediary managing your share account delivered at least two days prior to the date of the Meeting to the headquarter of the company, or to the "Societe Generale, Service Relations Societes Emettrices, Assemblees Generales, BP 81236, 32, rue du Champ de tir, 44312 Nantes Cedex 3, France", such certificate indicating that your shares are "blocked", and justifying your identity.

Procedure for attending the meeting:

If you Wish to Attend the Meeting:

You must apply for an invitation card, which is essential for entry and voting at the Meeting :
- by ticking the box on the attached form: " I wish to attend the shareholder's meeting and request an admission card";
- by returning it as soon as possible in the enclosed envelope:

o    If your shares are Registered Shares: to SOCIETE GENERALE
                                            Services Relations Societes
                                            Emettrices
                                            Assemblees Generales - BP 81236 32,
                                            rue du Champ-de-Tir - 44312
                                            Nantes Cedex 3

o If your shares are Bearer Shares : to the intermediary managing your share account.

If You Do Not Wish to Attend the Meeting:

You tick the box on the attached form (on the back of the "how to apply" instructions): "I prefer to use the postal voting form or the proxy form as specified below" and you choose one among the three following options*:
- to vote by post (option 1), resolution by resolution; or
- to give the Chairman of the Meeting authority to vote on your behalf (option
  2): he will then vote on your behalf as instructed for or against the adoption of the draft resolutions presented or approved by the Board of Directors; or
- to be represented (option 3) by your spouse or another shareholder.

You need only fill in and sign the form for voting by post or by proxy and return it in the enclosed envelope:

o    If your shares are Registered Shares: to SOCIETE GENERALE
                                            Services Relations Societes
                                            Emettrices
                                            Assemblees Generales - BP 81236 32,
                                            rue du Champ-de-Tir - 44312
                                            Nantes Cedex 3

o If your shares are Bearer Shares: to the intermediary who manages your share account.

*You cannot return both the postal voting form and the proxy form. In such case, the proxy form will be taken into account, without prejudice to the votes expressed in the postal voting form.

Results at Glance

2002: Rhodia fulfilled its key commitments


In 2002, Rhodia fulfilled the key commitments made at the end of 2001: a gradual return to profitability, the generation of positive operating cash flow and the successful completion of a significant asset divestiture program.

Gradual return to profitability: 2002 recurring operating income was slightly higher than in 2001

In the absence of an economic recovery, net sales declined by a comparable 1.4% in 2002, based on constant scope of consolidation and exchange rates. Operating income, however, rose to (euro)351 million from (euro)91 million ((euro)346 million on a recurring basis) in 2001. The improvement was led by the ability of all divisions to retain the benefits of lower raw materials costs, by leveraging the Group's pricing, volume and sales mix policies. This added some (euro)133 million to operating income for the year.

The vast restructuring program launched in late 2001 and covered by a (euro)163 million charge against operating income for that year was deployed on 19 sites in 2002, when it delivered as expected approximatively (euro)47 million reduction in fixed costs after inflation. However, start-up problems at a Fine Organics plant and sharply higher pension and insurance costs trimmed (euro) 64 million from operating income, at constant scope of consolidation and exchange rates.

Positive free cash flow despite an exceptional (euro)145 million payment to foreign pension funds

Following the restructuring and in line with its commitments, Rhodia cut capital spending by (euro)109 million in 2002, primarily by applying stricter selection criteria. Tight control was also maintained over working capital,i.e. accounts and notes receivable before securitization plus net inventory, less trade payables, which was reduced to 13% of sales in 2002 from 19.1% the year before, excluding the effect of securitizations.

However, free cash flow contracted to (euro)132 million from (euro)193 million in 2001, due to the (euro)145 million exceptional contribution to UK and US pension funds paid in 2002, and the lower volume of receivables sold under the securitization program.

Net debt was reduced by (euro)516 million with the proceeds from asset disposals

In line with its commitments and as announced in the 2002 interim report, Rhodia succeeded in selling a large number of non-strategic assets during the year, including:

o  Latexia (a commodity latex paper manufacturer) in July.
o Teris (an industrial waste processing company operated in partnership with the Suez Group) in July.
o  Kermel (a technical fibers manufacturer) in August.
o  Rhodiaster (an 88.5%-owned Brazilian polyester manufacturer) in October.
o The European base chemicals business (phenol and HCL) at the end of December up to 82%.

None of these businesses contributed to Rhodia's business model, which is based on front-ranked technological positions and the ability to deliver high value-added solutions in its targeted eight strategic markets.

Proceeds from these disposals were used to reduce net debt by (euro)516 million. The transactions were completed at average multiples of nearly 5.5 times 2002 Ebitda. Their dilutive impact on net income for the year was around
(euro)16 million. The net disposal loss, before taking into account allowances for impairment, was (euro)38 million. This amount reflects the (euro)109 million loss on the sale of Rhodiaster, due to the generally depressed state of the polyester market and the fact that the company operated in what is perceived as a high risk country.

Net sales contracted by 9.1% or 1.5% at constant scope of consolidation and exchange rates

Net sales contracted by 9.1% to (euro)6,617 million in 2002 from (euro)7,279 million the previous year. Changes in the scope of consolidation and exchange rates accounted for the bulk of the decline.

Changes in the scope of consolidation, corresponding essentially to the divestment of non-strategic assets in 2001 and 2002, had a 3.8 point negative impact on sales. The main changes, in declining order of importance, were:

o In 2002, the divestment of Rhodiaster, Latexia, Teris and Kermel and the consolidation of the Hengchang phosphorous derivatives business in China.
o In 2001, the divestment of Albright & Wilson's surfactants business, the Empicryl business and the Metal Organics business.

Changes in exchange rates had a net negative impact of 3.9 points, including 1.6 point related to the US dollar and 1.9 point related to the Brazilian real.

At constant scope of consolidation and exchange rates, net sales were down 1.5% for the year. Lower average selling prices had a 2.4 points negative impact. Polyamide prices were weakened by the continued depressed state of the textile market. In Services & Specialties, Eco Services prices in the United States are linked to gas prices, which declined in 2002. Volume growth boosted net sales by
0.9 point. All divisions reported higher volumes, with the exception of Consumer Specialties, which focused on building sales of higher margin products.


Ebitda

Ebitda increased by 26.1% compared to 2001 and reached (euro)798 million in 2002. Ebitda margin widened to 12.1% from 10.3% (on a recurring basis) in 2001, reflecting a significant improvement in the underlying profitability of the Group's businesses.

2003 Outlook for the Group and by Division

The outlook for 2003 is currently uncertain. Nevertheless, it is probable that as of the first quarter, the Group will be faced with the consequences of the geopolitical instability affecting vast and important regions of the world, and its repercussions on the global economy as a whole, as well as on the petrochemical and inorganic commodities markets.

Against this troubled backdrop, Rhodia intends to take every appropriate action to tap growth opportunities, improve operating margins and strengthen its financial position. As was the case in 2002, the Group will focus on three drivers:
o Improving margins, by implementing a growth strategy targeting high value-added products and market segments and launching restructuring initiatives to lower the break-even point. This restructuring effort shall represent a charge of roughly (euro)100 million in 2003 and shall be deployed across the Group.
o Increasing free cash flow by reducing capital spending to (euro)300 million from (euro)374 million in 2002, and sustaining the drive to lower the ratio of operating working capital to sales.
o Building a portfolio of businesses in keeping with the Group's operating and financial strategies.

All these measures should bring the net debt/Ebitda ratio down to below 2.5 by the end of 2003 (medium-term target ratio of less than 2). These initiatives will be organized around the Group's four new market-based divisions.

Company Accounts of Rhodia in 2002

Preliminary explanations

Included in this Notice to Attend, you will find summary information in respect of:

>> The RHODIA'S "COMPTES SOCIAUX" (STATUTORY ACCOUNTS), which under French law are required to be prepared under French accounting standards; and

>> The RHODIA GROUP'S AUDITED CONSOLIDATED PROFIT & LOSS STATEMENTS which are prepared in compliance with French accounting standards


Audited Consolidated Profit & Loss Statements of the Rhodia Group

(en million euros)                        12/31/02        31/12/2001      12/31/2000      31/12/1999      31/12/1998
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                  6 617            7 279            7 419           5 526          5 537

------------------------------------------------------------------------------------------------------------------------------------

Operating income                            351               91              528             423            346

------------------------------------------------------------------------------------------------------------------------------------

Operating income of consolidated            156             (203)             344             319            195
subsidiaries

------------------------------------------------------------------------------------------------------------------------------------

Net consolidated income                      5              (208)             225             222            111

------------------------------------------------------------------------------------------------------------------------------------

Net income / loss                           (4)             (213)             216             227            116
(part of the group)

------------------------------------------------------------------------------------------------------------------------------------

Net earning / loss per share               (0,02)           (1,19)           1,23            1,30            0,67
(in euros)
------------------------------------------------------------------------------------------------------------------------------------


Rhodia's Statutory Accounts

Results (and other significant data) of the Company over the past five years (Pursuant to Articles 133, 135 and 148 of the Decree of March 23, 1967 on Commercial Companies)

------------------------------------------------------------------------------------------------------------------------------
                                                12/31/02       12/31/01        12/31/00       12/31/99       12/31/98
Duration of the fiscal year                    12 months       12 months      12 months      12 months      12 months
------------------------------------------------------------------------------------------------------------------------------
I. Capital stock at the end of fiscal year

Capital stock (in thousand euros )                  179 309       2 689 638      2 689 638      2 621 116      2 663 910
Number of shares:

  - ordinary shares    (1)                      179 309 188     179 309 188    179 309 188    174 741 041    174 741 041
  - preferrred shares
Authorized shares:
  - upon conversion of debt
  - subscription rights
------------------------------------------------------------------------------------------------------------------------------
II. Operations and profits (in thousand euros)

Net sales exclusive of tax                            7 973           9 151         15 203         20 992          7 357
Profit before taxes,
depreciations and provisions                        334 524         234 249        151 428         51 308          1 561
Corporate tax                                       -33 107         -27 111        -47 382        -58 647
Employees interests
Depreciations and provisions                        351 684          39 379         -1 239        -27 708        -13 045
Net profit                                           15 947         221 981        200 049        137 663         14 606
Distributed profit                                                   21 517         71 724         69 896         34 836
------------------------------------------------------------------------------------------------------------------------------
III. Profit per share (in euros)
Profit after tax,
before depreciations and provisions                    2,05            1,46           1,11           0,63           0,01
Profit after tax,
depreciations and provisions                           0,09            1,24           1,12           0,79           0,08
Dividend allocated                                                     0,12           0,40           0,40           0,20
------------------------------------------------------------------------------------------------------------------------------
IV. Personnel

Average work force employed                              27              26             22             21             21
Total payroll (in thousands euros)                    7 244           5 458          5 142          3 233          3 117
Total social welfare expenses
(Social Security, company benefit scheme,
etc ...) (thousands of euros)                         2 738           2 064          2 392          1 820            909

(1) Summary of successive issuances of Ordinary shares forming the capital stock

New equity issue reserved for RPSA                                                                           100 000 940
New equity issue reserved for employees                                          4 568 147                       893 253


Agenda

- Board of Directors' management report, statutory auditors' general report on the financial statements ; approval of the 2002 company accounts;

- Board of Directors' management report; statutory auditors' report on the consolidated financial statements; approval of the 2002 consolidated financial statements;

- Statutory auditors' special report drawn up pursuant to Section L. 225-40 of the French Commercial Code;

- Use of 2002 earnings - Determination of the dividend;

- Authorization to be given to the Company to buy back its own shares pursuant to Section L. 225-209 of the French Commercial Code;

- Ratification of the cooptation of M. Jean Marc BRUEL as Director;

- Ratification of the cooptation of M. Patrick LANGLOIS as Director;

- Ratification of the cooptation of M. Pierre LETZELTER as Director;

- Ratification of the cooptation of M. Yves Rene NANOT as Director;

- Appointment of the principal statutory auditor;

- Appointment of the deputy statutory auditor;

- Ratification of the cooptation of M. Edouard STERN as Director;

- Resolution proposed by a Shareholder:
  Revocation of M. TIROUFLET position as Director

- Powers of attorney;

Summary presentation of the proposed resolutions


The following is a summary presentation of the resolutions proposed at the General Shareholders' Meeting. Documents and information referred to in the article 135 of the Decree of March 23rd, 1967 (of which copies can be obtained by any shareholder) provide complete information, including among others the management report of the Board of Directors and Rhodia's financial statements.

o    Proposed resolutions approved by the Board of Directors
     (resolutions 1 to 12)

1st RESOLUTION
(2002 company financial statements)

The Board of Directors requests that you approve the 2002 company financial statements as they are presented, as well as all the operations reflected in these accounts or mentioned in the management report of the Board of Directors.

2nd RESOLUTION
(2002 consolidated financial statements)

The Board of Directors requests that you acknowledge the presentation to this Shareholders' Meeting of the 2002 consolidated financial statements and approve such consolidated financial statements.

3rd RESOLUTION
(Special transactions requiring prior approval of the Board and Shareholders)

The Board of Directors recommends that you approve the agreements governed by article L. 225-38 of the French Commercial Code and set forth in the special auditors' report prepared in accordance with article L. 225-40 of the French Commercial Code. This report only mentions one agreement concluded during the year 2002. This agreement is a warranty provided by Rhodia in favour of certain of its subsidiaries pursuant to implementation of a securitization program.

4th RESOLUTION
(Appropriation of earnings and determining of the dividend)

The Board of Directors submits for your approval the allocation of net income for the year 2002 and the distribution of a global dividend of 21.517.102,56 euros, specifying that the income per share is 0,18 euro, of which 0,12 euro consists of a distributed net dividend and 0,06 consists of pre-paid taxes (tax credit).

5th RESOLUTION
(Authorization to buy the company's shares)

In accordance with French applicable laws and regulations, you are requested to authorize the Board of Directors to exercise the Company's right to purchase its own shares with a view among others to their resale, transfer or cancellation. This authorization would replace the previous authorization granted by the Shareholders' Meeting of May 21st, 2002.

In accordance with COB regulation no. 98-02 of September 6th, 1998 (as amended), the objectives and terms of such share repurchases are contained in an information memorandum submitted to the COB for approval.

The Company would be authorized to acquire shares representing up to 10% of its share capital, at a maximum price of 24 euros for each share. The minimum price at which the Company would be permitted to sell the shares purchased under this program is 4 euros for each share.

In accordance with French law, this authorization could be used during a period of eighteen months from the Shareholders' Meeting, i.e. until October 29th, 2004 (included).

6th RESOLUTION
(Ratification of the cooptation of a Director)

The Board of Directors submits to the Shareholders the ratification of the cooptation that it provisionally decided during its meeting on July 4th, 2002, of Mr. Jean-Marc BRUEL as Director, in replacement of Mr. Thierry de RUDDER, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2004 financial statements.

For information, Mr. Jean-Marc BRUEL is :
     In France :
     -  Chairman of FONDATION VILLETTE-ENTREPRISES
     -  Member of the Supervisory Board of AVENTIS
     -  Director of :
          -    RHODIA
          -    V.E.V. - WILSON GESTION
          -    ECOLE CENTRALE DE PARIS
          -    INSTITUT CURIE
     Abroad :
     -  Chairman of : FIRMENICH (Switzerland)

7th RESOLUTION
(Ratification of the cooptation of a Director)

The Board of Directors submits to the Shareholders the ratification of the cooptation that it provisionally decided during its meeting on October 25th, 2002, of Mr. Patrick LANGLOIS as Director, in replacement of Mr. Igor LANDAU, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2004 financial statements.

For information, Mr. Patrick LANGLOIS is:
     In France:
     -  Vice-Chairman of the Management Board of AVENTIS
     -  Chairman and CEO of AVENTIS AGRICULTURE S.A.
     -  Director of:
          -   RHODIA
          -   RHONE-POULENC PHARMA
     Abroad:
     -  Director of the following AVENTIS subsidiaries:
          -  AVENTIS BEHRING (USA)
          -  AVENTIS PHARMACEUTICALS Inc.
          -  AVENTIS PHARMA INV Ltd (UK)
          -  FISONS Ltd (UK)
          -  MERIAL Ltd (UK)
          -  CARRAIG (Ireland)
          -  FIAC (Guernesey)
     -  Member of the Supervisory Board of  AVENTIS PHARMA AG (Germany)

8th RESOLUTION
(Ratification of the cooptation of a Director)

The Board of Directors submits to the Shareholders the ratification of the cooptation that it provisionally decided during its meeting on October 25th, 2002, of Mr. Pierre LETZELTER as Director, in replacement of Mr. Jean-Rene FOURTOU, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

For information, Mr. Pierre LETZELTER is :

     In France :
     -  Chairman and CEO of LVMH ART & AUCTION GROUP
     -  Managing Director of SEPHORA
     -  Director of :
          -  GRANDS MAGASINS DE LA SAMARITAINE, Maison Ernest Cognacq
          -  LE BON MARCHE Maison Aristide Boucicaut
          -  SEPHORA FRANCE
          -  RHODIA

     Abroad:
     -  Director of :
     -  DFS GROUP Ltd (UK)
     -  DOMAINE CHANDON AUSTRALIA Pty Ltd (Australia)
     -  MOET HENNESSY Inc. (USA)

9th RESOLUTION
(Ratification of the cooptation of a Director)

The Board of Directors submits to the Shareholders the ratification of the cooptation that it provisionally decided during its meeting on October 25th, 2002, of Mr. Yves-Rene NANOT as Director, in replacement of Mr.Thierry BRETON, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

For information, Mr. Yves-Rene NANOT is:
     In France:
     -  Chairman of CIMENTS FRANCAIS
     -  Director of:
          -  RHODIA
          -  CEREOL
          -  IMERYS
          -  SIDEL

     Abroad:
     -  Director of ITALCEMENTI (Italy) and its following subsidiaries :
     -  ESSROC (USA)
     -  CIMAR (Morocco)
     -  ZUARI CEMENT Ltd (India)
     -  JALAPRATHAN CEMENT Co Ltd (Thailand)
     -  ASIA CEMENT PUBLIC Co Ltd (Thailand)
     -  SUEZ CEMENT Co (Egypt)

10th RESOLUTION
(Appointment of the principal statutory auditor)

The Board of Directors requests that you approve the appointment of:
PRICEWATERHOUSECOOPERS AUDIT SA - 32, rue Guersant - 75883 Paris cedex 17 as the principal statutory auditor, for a term of six fiscal years ending at the end of the Annual General Meeting which will approve the 2008 financial statements.

PricewaterhouseCoopers Audit SA is a French corporation (societe anonyme) with a capital of 1.225.230 Euros, and its Head office located 32, rue Guersant - 75017 Paris, registered under number B 672 006 483 on the Paris register of corporations. Its Chairman is M. Pierre Coll. PricewaterhouseCoopers Audit SA has informed Rhodia in advance that the company accepts this term of office.

This proposal from the Board of Directors follows after the termination of an open bid selection process, where the Account Commitee has participated from the beginning of the process.

11th RESOLUTION
(Appointment of the principal deputy auditor)

The Board of Directors requests that you approve to appointment of Mr. Yves Nicolas - 32, rue Guersant - 75883 Paris cedex 17 as the deputy statutory auditor, for a term of six fiscal years ending at the end of the Annual General Meeting which will approve the 2008 financial statements.

Mr. Yves Nicolas is officially registered as a statutory auditor since 1991. He has informed Rhodia in advance that he accepts this term of office.

This proposal from the Board of Directors follows after the termination of an open bid selection process, where the Account Commitee has participated from the beginning of the process.

12th RESOLUTION
(Necessary powers for formalities)

You are requested to grant all necessary powers to complete all legal or administrative formalities.

o    Proposed resolutions non approved by the Board of Directors
     (resolutions A to B)

RESOLUTION A
(Ratification of the cooptation of a Director)

This proposed resolution concerns the ratification of the cooptation of Mr. Edouard STERN as Director, provisionally decided during a Board of Director's meeting on July 4th, 2002, in replacement of Mr. Aimery LANGLOIS-MEURINNE, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

In view of the persisting disagreements between Mr. Edouard STERN and the other Directors of the Board of Directors, such that decisions necessary in the present economical context are extremely difficult to take, the Board of Directors has decided not to approve the ratification of the cooptation of Mr. Edouard STERN, and, therefore, advises Rhodia's shareholders to reject this proposed resolution by voting against it.

For information, Mr. Edouard STERN is:
    In France:
    -  Director of:
         -  RHODIA
         -  SEITA

    Abroad:
    -  Vice-Chairman of IRR CAPITAL (Cayman Islands)
    -  Director of ALTADIS (Spain)

RESOLUTION B
(Request for revocation of a director by a shareholder)

Pursuant to article 128 of the Decree of March 23, 1967, Hughes de Lasteyrie du Saillant, in his capacity as legal representative of VALAURET SA, a shareholder of the company, filed a draft resolution to be submitted to the Shareholders' Meeting seeking the early termination of Jean-Pierre Tirouflet's term as director. The reasons set forth by VALAURET in support of this draft resolution are reproduced below. The Board of Directors of your company, at its April 4, 2003, meeting, voted not to approve this draft resolution and asks the shareholders to reject it by voting against. The position of the Board of Directors on this draft resolution is presented below.

o   Reasons set forth by VALAURET SA

The current situation of the RHODIA Group shows that the strategy employed by the Chairman and CEO since the initial public offering of 1998 has been a failure and places the Group in danger:
o The shareholders' equity at December 31, 2002 fell by 25% to 1.835 billion euros, while at the same time there was no significant write off of goodwill;
o The debt at December 31, 2002 exploded, with a visible debt of more than 2.1 billion euros, which the rating agency Moody's estimates at more than 3.5 billion euros (press release dated February 6, 2003);
o   The rating agencies have downgraded RHODIA's debt year after year (e.g.,
    Moody's: BAA1 in April 2000, BAA2 October 2000, BAA3 September 2001 and BA2 in February 2003), to the point where it is today rated as "junk bonds", which limits access to the capital markets and increases financing costs;
o Accordingly, if the Group's stategy is not changed, and in light of the current structure of the debt, RHODIA will in all likelihood be required (in the absence of a highly dilutive capital increase) to arrange for a high-yield financing of 500 million or 1 billion euros over a rather long period; this financing would cost approximately 10% per year, thereby capturing over the long term a significant part of the Group's profits and transferring it from the shareholders to the bondholders;
o The "strategic" acquisitions (particularly Albright & Wilson and Chirex) carried out by RHODIA at extremely high prices (more than 1.6 billion euros), financed entirely by debt, have proven to be value-destroying;
o The share price is no more than 5.5 euros, compared with more than 21 euros at the time of the IPO in 1998 and 20 euros in October 1999 when the Chairman and CEO was touting the acquisition of Albright & Wilson;
o When offers were made to RHODIA, they were turned down on the ground that they would destroy value (e.g., in January 2002: DSM at 15 euros).
The RHODIA Group's situation is growing darker every day, and meanwhile the reference shareholder must sell its shares, abandoning RHODIA, its employees and its shareholders, after having approved the strategy of the last five years. This draft resolution is part of an effort to defend RHODIA's corporate interest, its employees and its shareholders.

VALAURET SA - Avenue Louise 207 Bte 2 - B- 1050 Brussels, Belgium
Contact person: Christine Thomasset / Tel 00 32 2 269 08 08 / Fax 32 2 649 6580 e-mail: c.thomasset@valauret.com


o      Position of your Board of Directors

The Board of Directors has decided not to recommend the draft resolution filed by Hughes de Lasteyrie du Saillant, in his capacity as legal representative of VALAURET SA, seeking the early termination of Jean-Pierre Tirouflet's term as director. The Board of Directors therefore recommends that Rhodia's shareholders reject this draft resolution by voting against it at the Shareholders' Meeting.

In so doing, the Board of Directors intends to ensure Rhodia's stability, particularly in the current economic climate, while at the same time reaffirming its confidence in the management team and the Chairman, in order to implement the current strategy, which has the Board's support, and in order to avoid any dismantling of the Group.

Draft of the proposed resolutions

o    Resolutions approved by the Board of Directors
     (Resolutions 1 to 12)

1st RESOLUTION
(2002 company financial statements)

The Annual General Meeting, after having read the Board of Directors' management report and the statutory auditors' general report, approves, in their entirety and as presented, said reports as well as the 2002 financial statements, which reveal a net accounting income of EUR 15.946.919,50

It also approves the transactions reflected in said financial statements and/or mentioned in said reports.

2nd RESOLUTION
(2002 consolidated financial statements)

The Annual General Meeting, after having read the Board of Directors' management report and the statutory auditors' report on the consolidated financial statements, approves, in their entirety and as presented, said reports as well as the 2002 consolidated financial statements, which reveal a net accounting loss of EUR 4 million.

3rd RESOLUTION
(Special transactions requiring prior approval of the Board and shareholders)

The Annual General Meeting, after having read the statutory auditors' special report, approves the agreements mentioned therein.

4th RESOLUTION
(Appropriation of earnings and determining of the dividend)

The Annual General Meeting:

- decides on the following appropriation of the net income for fiscal year 2002:

                                                                      (in euros)
--------------------------------------------------------------------------------
    -  Income                                           15.946.919,50
    -  Allocation to the legal reserve                  0,00*
--------------------------------------------------------------------------------
Balance                                                 15.946.919,50
--------------------------------------------------------------------------------
    -   Prior retained earnings                        360.106.215,95

--------------------------------------------------------------------------------
Distributable income                                   376.053.135,45
--------------------------------------------------------------------------------
    -  Dividend to 179,309,188 shares                   21.517.102,56

--------------------------------------------------------------------------------
Retained earnings                                      354.536.032,89
--------------------------------------------------------------------------------
       *The reserved fund is over 10% of the capital (section L. 232-10 of the French Commercial Code)

     Each share would receive a net dividend of euro 0.12 and would be entitled, as prescribed by law, to a tax credit of euro 0.06 as reimbursement for taxes already paid, bringing the total per dividend revenue to euro 0.18.

     - resolves that these dividends will be paid, in euros, beginning on July 1, 2003.

       If the company holds some of its shares as of this date, the dividends to which these shares are entitled shall be appropriated to the retained earnings.

     - furthermore notes that the net dividend payout, pre-paid income taxes (tax credit) and the corresponding total dividend revenues for the previous three fiscal years were as follows:

--------------------------------------------------------------------------------
                                        Pre-paid taxes
      Year       Net dividend           [tax credit]             Total revenue
                 paid out               (avoir fiscal)
--------------------------------------------------------------------------------
      1999        (euro) 0.40             (euro) 0.20            (euro) 0.60
--------------------------------------------------------------------------------
      2000        (euro) 0.40             (euro) 0.20            (euro) 0.60
--------------------------------------------------------------------------------
      2001        (euro) 0.12             (euro) 0.06            (euro) 0.18
--------------------------------------------------------------------------------


5th RESOLUTION
(Authorization to buy the company's shares)

The Annual General Meeting, after having read the Board of Directors' management report as well as the information in the prospectus approved by the Commission des Operations de Bourse the 1st of April, 2003 under No. 03-208 authorizes the Board of Directors, pursuant to the provisions of Sections L 225-209 to L 225-212 of the French Commercial Code, to buy the company's shares on or outside the stock market, and by any means, including on the over-the-counter market or using option instruments, up to a limit not to exceed 10% of the company's share capital as of the date of the Meeting.

This authorization may be used, in particular, to:

    * stabilize the trading price of the company's share by systematically buying and selling against market trend,

    *  buy and sell based upon the market situation,

    * hold the shares purchased and, where applicable, sell them or transfer them by any means, including by block sales and any like transactions,

    * grant options to purchase stock to the employees of the Company and/or its group,

    * cancel the shares repurchased to optimize the management of the Company's assets and finances (decided in the eighteenth resolution of the Annual General Meeting of May 21st, 2002),

    * use the shares as a means of payment or for exchange, particularly for acquisitions,

    * distribute the shares to the owners of securities who exercise share subscription or stock dividend rights entitling them to acquire the Company's shares through redemption, conversion, exchange, presentation of a subscription warrant or by any other means.

These shares may be sold or transferred by any means, including by using financial derivatives (options, marketable warrants, etc.) except for the purchase of purchase options at any time and in particular during takeover bids.

The shares purchased may also be held. They may be canceled as specified by law.

The share purchase price shall not exceed 24 euros per share and the sale price shall be at least (i) 4 euros per share, subject to any price adjustments in connection with transactions involving the Company's share capital or (ii) the par value of the shares. In the event that the provisions of the third paragraph of the aforementioned Section L 225-209 are implemented, the sale price shall then be determined in accordance with the law in effect.

The minimum sales price stated above also applies to all shares already held by the Company as at the date of this Meeting.

The maximum amount that the Company may spend to buy back its shares shall be EUR 430.342.032 on the basis of a maximum purchase price per share of EUR 24 and a number of shares not to exceed 10% of the Company's share capital (17.930.918 shares) as of January 23, 2003, in the absence of any autocontrol at this date.

This authorization is granted until the next annual general meeting which will review the financial statements of the year ending December 31st, 2003 and no later than October 29th ,2004. It cancels and replaces the unused part and unexpired period of the authorization granted under the fourth resolution of the regular and special meeting of shareholders of May 21st, 2002.

For this purpose, the Annual General Meeting grants the Board of Directors full powers, which it may delegate, to place stock market orders, grant options to sell the Company's shares, enter into agreements in view of completing any formalities, procedures or statements that may be required by any organization, and in general, do all that is necessary in this regard.

6th RESOLUTION
(Ratification of the cooptation of a Director)

The Annual General Meeting ratifies the cooptation provisionally decided by the Board of Directors during its meeting on July 4th, 2002, of Mr. Jean-Marc BRUEL as Director, in replacement of Mr. Thierry de RUDDER, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2004 financial statements.

7th RESOLUTION
(Ratification of the cooptation of a Director)

The Annual General Meeting ratifies the cooptation provisionally decided by the Board of Directors during its meeting on October 25th, 2002, of Mr. Patrick LANGLOIS as Director, in replacement of Mr. Igor LANDAU, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2004 financial statements.

8th RESOLUTION
(Ratification of the cooptation of a Director)

The Annual General Meeting ratifies the cooptation provisionally decided by the Board of Directors during its meeting on October 25th, 2002, of Mr. Pierre LETZELTER as Director, in replacement of Mr. Jean-Rene FOURTOU, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

9th RESOLUTION
(Ratification of the cooptation of a Director)

The Annual General Meeting ratifies the cooptation provisionally decided by the Board of Directors during its meeting on October 25th, 2002, of Mr. Yves-Rene NANOT as Director, in replacement of Mr.Thierry BRETON, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

10th RESOLUTION
(Appointment of the principal statutory auditor)

The Annual General Meeting, after having read the Board of Directors' management report, decides to appoint PRICEWATERHOUSECOOPERS AUDIT SA - 32, rue Guersant - 75883 Paris cedex 17, as the principal statutory auditor for a term of six fiscal years ending at the end of the Annual General Meeting which will approve the 2008 financial statements. PRICEWATERHOUSECOOPERS AUDIT SA has informed Rhodia in advance that it accepts this term of office.

11th RESOLUTION
(Appointment of the deputy statutory auditor)

The Annual General Meeting, after having read the Board of Directors' management report, decides to appoint Mr. Yves NICOLAS - 32, rue Guersant - 75883 Paris cedex 17, as the deputy statutory auditor for a term of six fiscal years ending at the end of the Annual General Meeting which will approve the 2008 financial statements. He has informed Rhodia in advance that he accepts this term of office.

12th RESOLUTION
(Powers of attorney)

The Annual Shareholders' Meeting fully empowers a bearer of a copy or an abstract of the minutes of this Shareholders' Meeting to carry out any registration or publication formalities.

o   Resolution non approved by the Board of Directors
    (resolutions A and B)

RESOLUTION A
(Ratification of the cooptation of a Director)

The Annual General Meeting ratifies the cooptation provisionally decided by the Board of Directors during its meeting on July 4th, 2002, of Mr. Edouard STERN as Director, in replacement of Mr. Aimery LANGLOIS-MEURINNE, who resigned, for the remainder of his term, i.e. until the closing of the Annual General Meeting which will approve the 2003 financial statements.

RESOLUTION B
(Revocation of M. TIROUFLET position as Director)

The Annual General Meeting decides to early terminate, at the end of the present General Meeting, Jean-Pierre Tirouflet's Director position within the Board.

--------------------------------------------------------------------------------

                                     RHODIA
       A CORPORATION (SOCIETE ANONYME) WITH A CAPITAL OF 179 309 188 EUROS
                            RCS NANTERRE 352 170 161
                 REGISTERED OFFICE : 26, QUAI ALPHONSE LE GALLO
                           92100 BOULOGNE-BILLANCOURT

--------------------------------------------------------------------------------


                REQUEST FOR DOCUMENTS AND ADDITIONAL INFORMATION

           (Pursuant to article 135 of the Decree of March 23rd, 1967)


Ordinary Annual General Meeting of April 29th 2003

I, the undersigned         Name.................................................

                           First name ..........................................

                           Address .............................................

                           .....................................................

Owner of ............. Shares of RHODIA

request a copy of the documents and information concerning the Ordinary General Meeting as provided for by article 135 of the Decree of March 23rd, 1967, on commercial companies.

                                      Signed in.............., on ..........2003



                                                     Signature

NOTA: Pursuant to article 138 of the Decree of March 23rd, 1967, the owners of Registered Shares may obtain copies of the documents and information covered by articles 133 and 135 of the afore-mentioned Decree for each subsequent General Meeting by making a single request. In the event that the shareholder wants to benefit from this option, he or she should mention this fact on this form.

>> This form should be returned to Societe Generale, Service des Assemblees 32, rue du Champ-de-Tir, BP 81236, 44312 Nantes Cedex 3 France or to the intemediary responsible for managing your share account.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  April 8, 2003                        By:  /s/ Pierre Prot
                                                -----------------------
                                                Name:  Pierre Prot
                                                Title: Chief Financial Officer